Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Markets Act 2000 (as amended).

If you have recently sold or transferred all of your shares in AKARI THERAPEUTICS, PLC, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

AKARI THERAPEUTICS, PLC

(Registered in England & Wales, No. 05252842)

Elder House

St Georges Business Park

207 Brooklands Road

Weybridge, Surrey KT13 0TS

+44 (0)1903 706160

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 30, 2020

Dear Shareholders of Akari Therapeutics, Plc:

Given the UK Government’s prohibition on non-essential travel and public gatherings in order to control the spread of Covid-19, we regret that we do not expect it to be possible for shareholders, or their proxies other than the chairman of the meeting, to attend this meeting in person. We therefore strongly encourage you to vote on all resolutions as soon as possible by appointing the chairman of the meeting as your proxy (or, in the case of beneficial owners who hold their shares indirectly, by submitting appropriate proxy voting instructions) as described in the Proxy Statement below.

Notice is hereby given of the annual general meeting (the “Annual General Meeting”) of the shareholders of Akari Therapeutics, Plc, (“Akari” or the “Company”), to be held at 4.30 p.m., local time, on June 30, 2020, at 75/76 Wimpole Street, London W1G 9RT for the purpose of considering and, if thought fit, passing the following resolutions:

As Ordinary Business

Resolutions 1 to 11 will be proposed as ordinary resolutions

1.	To receive the reports of the Directors and the accounts for the year ended December 31, 2019, together with the report of the statutory auditor and the strategic report.

2.	To approve the Directors’ Remuneration Report (other than the part containing the directors' remuneration policy).

3.	To re-elect Stuart Ungar, M.D. as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles of Association of Akari (the “Articles”).

4.	To re-elect James Hill, M.D. as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

5.	To re-elect David Byrne as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

6.	To re-elect Donald Williams as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

7.	To re-elect Peter Feldschreiber as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

8.	To re-elect Michael Grissinger as a director of Akari, as a Class A Director as stated in Article 18.2.1 of the Articles.

9.	To ratify the appointment of BDO USA, LLP as independent registered public accounting firm of Akari for the year ending December 31, 2020.

10.	To re-appoint Haysmacintyre as statutory auditors of Akari to hold office until the conclusion of the next annual general meeting at which accounts are laid before Akari shareholders.

11.	To authorize the audit committee of the Board of Directors of Akari to fix the statutory auditors’ remuneration.

As Special Business

Resolutions 12 and 13 will be proposed as ordinary resolutions and Resolution 14 will be proposed as a special resolution.

12.	To approve the directors' remuneration policy, as set out in the directors' remuneration report.

13.	To generally and unconditionally authorize an increase in the number of shares available for the grant of awards to 344,747,462 ordinary shares under the Company’s 2014 Equity Incentive Plan (the “2014 Plan”).

14.	To adopt the draft articles of association produced to the meeting (the “New Articles”) as the articles of association of the Company in substitution for, and to the exclusion of, the Company's existing articles of association.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the Annual General Meeting, and the number of votes which may be cast at the Annual General Meeting, will be determined by reference to the Company’s register of members at 6.30 p.m. (London time) on June 26, 2020 or, if the Annual General Meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned Annual General Meeting. In each case, changes to the register of members after such time will be disregarded. The accompanying Proxy Statement more fully describes the details of the business to be conducted at the Annual General Meeting. After careful consideration, our Board of Directors has unanimously approved the proposals and recommends that you vote FOR each proposal described in the accompanying Proxy Statement.

The Company’s principal executive offices are located at 75/76 Wimpole Street, London W1G 9RT. The UK registered office of Akari Therapeutics, Plc is at Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, United Kingdom). Except as set out in this Notice, any communication with the Company in relation to the Annual General Meeting, should be sent to the Company’s registrars, SLC Registrars, Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, United Kingdom. No other means of communication will be accepted. In particular, you may not use any electronic address provided within this notice or in any related documents (including the annual report and accounts for the period ended 31 December 2019 and the proxy form) to communicate with the Company except as expressly permitted.

You are reminded that you can update your preferences for communications by Akari at any time through SLC Registrars’ “ShareView” service at https://portfolio.shareview.co.uk/. You can contact SLC Registrars for assistance with the process at office@slcregistrars.com or on +44 (0)1903 706150. There is no charge for this service. Akari encourages you to agree to the use of electronic communications as it will enable you to receive information quicker and reduce the Company’s costs and environmental impact.

A copy of the Statutory Accounts (including the Directors’ Remuneration Report and the Directors’ Remuneration Policy) can be accessed by visiting the Akari website at http://investor.akaritx.com/.

Your vote is important. The affirmative vote (on a show of hands or a poll) of shareholders present in person or by proxy in accordance with the requisite majority set forth in the accompanying Proxy Statement is required for approval of the Resolutions. We encourage you to read the Proxy Statement carefully.

Please complete, date, sign and return the enclosed proxy form as promptly as possible (and in any event by 4.30 p.m. (London time) on June 26, 2020) in order to ensure your representation at the meeting. Please note, however, that if your shares are represented by American Depositary Shares and held on deposit by Deutsche Bank Trust Company Americas, as depositary, or if your ordinary shares are held of record by a broker, bank or other nominee, and you wish to have your votes cast at the meeting, you must obtain, complete and timely return a proxy form issued in your name from that intermediary in accordance with any instructions provided therewith.

By Order of the Board of Directors of
Akari Therapeutics, Plc,

/s/ Ray Prudo

Ray Prudo
Executive Chairman
June 1, 2020

THE AKARI BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE RESOLUTIONS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, AKARI AND ITS SHAREHOLDERS AND HAS APPROVED EACH SUCH RESOLUTION. THE AKARI BOARD OF DIRECTORS RECOMMENDS THAT AKARI SHAREHOLDERS VOTE “FOR” EACH SUCH RESOLUTION.

PROXY STATEMENT FOR
2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 30, 2020

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Akari Therapeutics, Plc, a public limited company registered in England & Wales (“Akari”, the “Company” or “our”), for use at the Company’s 2020 Annual General Meeting of shareholders to be held at 75/76 Wimpole Street, London W1G 9RT on June 30, 2020, at 4.30 p.m. local time for the purpose of considering and, if thought fit, passing the resolutions specified in the Notice of Annual General Meeting. This Proxy Statement is being mailed to shareholders on or about June 1, 2020.

For a proxy form to be effective, it must be properly executed and dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority)) at the offices of the Company’s registrars, SLC Registrars (the “Registrars”) at Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, United Kingdom (or by email to office@slcregistrars.com) so as to be received by 4.30 p.m. local time on June 26, 2020 (or, if the Annual General Meeting is adjourned, not less than 48 hours before the time of the adjourned Annual General Meeting). Each proxy form properly tendered will, unless otherwise directed by the shareholder, be voted FOR the proposals subject to a binding vote, FOR the nominees described in this Proxy Statement and at the discretion of the proxy holder(s) with regard to all other matters that may properly come before the meeting.

The Company will pay all of the costs of soliciting proxies. We will provide copies of our proxy materials to the depositary for our American Depositary Shares (Deutsche Bank Trust Company Americas), brokerage firms, fiduciaries and custodians for forwarding to beneficial owners and will reimburse these persons for their costs of forwarding these materials. Our directors, officers and employees may also solicit proxies; however, we will not pay them additional compensation for any of these services. Proxies may be solicited by telephone, facsimile, or personal solicitation.

Special Arrangements for Attendance in the Light of Restrictions Relating to Covid-19

Given the UK Government’s prohibition on non-essential travel and public gatherings in order to control the spread of Covid-19, we regret that we do not expect it to be possible for shareholders, or their proxies other than the chairman of the meeting, to attend this meeting in person. We therefore strongly encourage you to vote on all resolutions as soon as possible by appointing the chairman of the meeting as your proxy (or, in the case of beneficial owners who hold their shares indirectly, by submitting appropriate proxy voting instructions) as described below.

We expect only the Chairman and a very limited number of Company personnel to be in attendance at the meeting to ensure a quorum. No other members of the Board will attend and social distancing measures will be in place in order to comply with the law and Government guidelines.

Shareholders can submit questions to the Board by email to the Company’s investor relations department at peter.vozzo@westwicke.com by no later than June 25, 2020. We will consider all questions received and, if appropriate, provide a written response on the Company’s website (http://investor.akaritx.com/).

The Board will keep the situation under review and may make changes to the arrangements for the meeting, should the Covid-19 situation or the UK Government’s guidance change. Shareholders should therefore monitor the Company’s website and announcements for any updates.

Shares Outstanding and Voting Rights

Akari is registered in England & Wales and therefore subject to the Companies Act 2006 (the “Companies Act”), which, together with the Articles of Association of the Company (the “Articles”), governs the processes for voting at Annual General Meetings. There are a number of differences between English and U.S. law in relation to voting. At the Annual General Meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded by (a) the chairman, (b) at least five shareholders entitled to vote at the meeting, (c) a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting (excluding any voting rights attached to shares that are held as treasury shares) or (d) a shareholder or shareholders holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting that are held as treasury shares).

Only holders of record of our Ordinary Shares at 6.30 p.m. (London time) three working days before the date of this notice (being the latest practicable date before the publication of this document) are entitled to receive this notice and only those holders of record of our ordinary shares at 6.30 p.m. (London time) on June 26, 2020 or, if the Annual General Meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned Annual General Meeting (the “Record Date”) are entitled to vote at the Annual General Meeting. Therefore, if you sell or transfer your Ordinary Shares or interest in the Company prior to the Record Date, your proxy form will no longer be able to be used and if submitted (whether before or after you sell or transfer your Ordinary Shares) will be treated as invalid. Please pass this document together with the accompanying proxy form to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee will need to contact Prism Cosec Limited, Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, Company Secretary, to request a new proxy form for its use.

On the ADR Record Date (as defined below), 2,872,895,513 ordinary shares were outstanding, of which approximately 2,868,188,200 were held in the name of Deutsche Bank AG London, the nominee of Deutsche Bank Trust Company Americas (the “Depositary”), which issues Company-sponsored American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) which, in turn, each represent one hundred (100) ordinary shares. With respect to all matters to be voted on at the Annual General Meeting, each shareholder present has only one vote unless demand is made for a vote on a poll (in which case each shareholder gets one vote per ordinary share held). The presence, in person or by proxy, of at least two shareholders holding at least 15% of the share capital of the Company as of the Record Date will constitute a quorum for the transaction of business at the Annual General Meeting. At any adjournment of the Annual General Meeting, if a quorum is not present within fifteen minutes from the time appointed for such meeting, one person entitled to be counted in a quorum present at the adjournment shall be a quorum.

Persons who hold ordinary shares directly on the Record Date (“record holders”) must return a proxy form or attend the Annual General Meeting in person in order to vote on the proposals. However, as noted above we do not expect it to be possible for shareholders to attend in person. Persons who own ordinary shares indirectly on the Record Date through a brokerage firm, bank or other financial institution, including persons who own ordinary shares in the form of ADSs through the Depositary (“beneficial owners”), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from beneficial owners may either vote these shares on behalf of the beneficial owners or return a proxy leaving these shares un-voted (a “broker non-vote”). ADR holders are not entitled to vote directly at the Annual General Meeting, but a deposit agreement dated as of December 7, 2012, as amended (the “Deposit Agreement”) exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of May 8, 2020 (the “ADR Record Date”) are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the ordinary shares so represented. The Depositary has agreed that it will endeavor, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the ordinary shares registered in the name of Deutsche Bank AG London in accordance with the instructions of the ADR holders. In the event that the instruction card is executed but does not specify the manner in which the ordinary shares represented are to be voted (i.e., by marking a vote “FOR”, “AGAINST” or any other option), the Depositary will vote in respect of each proposal as recommended by the Board which is described in the Notice of Annual General Meeting. Instructions from the ADR holders must be sent to the Depositary so that the instructions are received by no later than 1:00 p.m. New York time on June 19, 2020 (the “Instruction Date”).

The Company has retained SLC Registrars to hold and maintain its register of members. SLC Registrars will take delivery of completed proxy forms posted to it in accordance with the details above.

Abstentions and broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast on a given proposal and therefore will not impact the outcomes of the items on the agenda.

Each of Resolutions 1 to 13 is proposed as an ordinary resolution that will be approved if (i) on a show of hands, a majority of shareholders present in person or by proxy and voting on the proposal vote in favor of the resolution or (ii) on a poll, a majority of the shares present at the meeting in person or by proxy and voting on the proposal are voted in favor of the resolution. Resolution 14 is proposed as a special resolution that will be approved if (i) on a show of hands, a majority of no less than 75% of shareholders present in person or by proxy and voting on the resolution vote in favor of the resolution or (ii) on a poll, a majority of no less than 75% of the shares present at the meeting in person or by proxy and voting on the resolution are voted in favor of the resolution

As a result, we encourage you to vote by proxy by mailing an executed proxy form. By voting in advance of the meeting, this ensures that your shares will be voted and reduces the likelihood that the Company will be forced to incur additional expenses soliciting proxies for the Annual General Meeting. Subject to the restrictions on personal attendance noted above, any record holder of our Ordinary Shares may attend the Annual General Meeting in person and may revoke the enclosed proxy form at any time by voting in person at the Annual General Meeting or by executing a later-dated proxy form and delivering it to the Registrars in accordance with the details above by the applicable cut-off time for receipt of proxy forms.

Beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or the Depositary, as applicable, for information on how to do so. Generally, however, beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions may do so up until 1:00 p.m. New York Time on the Instruction Date. Beneficial owners who wish to attend the Annual General Meeting and vote in person should contact their brokerage firm, bank or other financial institution holding ordinary shares of Akari on their behalf in order to obtain a “legal proxy” which will allow them to both attend the meeting and vote in person (subject to the restrictions on personal attendance noted above). Without a legal proxy, beneficial owners cannot vote at the Annual General Meeting because their brokerage firm, bank or other financial institution may have already voted or returned a broker non-vote on their behalf. Record holders of ADSs representing our ordinary shares who wish to attend the Annual General Meeting and vote in person (subject to the restrictions on personal attendance noted above) should contact the Depositary (and beneficial owners wishing to do the same should contact their brokerage firm, bank or other financial institution holding their ADSs) to cause their ADSs to be cancelled and the underlying shares to be withdrawn in accordance with the terms and conditions of the Deposit Agreement so as to be recognized by us as a record holder of our ordinary shares.

MATTERS BEING SUBMITTED TO A VOTE OF AKARI SHAREHOLDERS

Akari Resolution No. 1: Statutory Accounts

As a public limited company, it is a requirement under English company law that the Board lay the report of the Company’s directors and the Company’s accounts for the year ended December 31, 2019, together with the report of the Statutory Auditor and the strategic report (the “Statutory Accounts”) before the shareholders at a general meeting. The Statutory Accounts have been prepared in accordance with the International Financial Reporting Standards. The Statutory Accounts are available for download on the Company’s website (http://investor.akaritx.com/). In addition, hard copies of the Statutory Accounts may be obtained by contacting the Registrars.

Resolution No. 2: Directors’ Remuneration Report

The Company’s annual Directors’ Remuneration Report is subject to an annual advisory vote of shareholders, by ordinary resolution. The Board considers that appropriate remuneration plays a vital part in helping to achieve the Company’s overall objectives. The full text of the Directors’ Remuneration Report is contained within the Statutory Accounts which can be found on the Company’s website (http://investor.akaritx.com/).

The Directors’ Remuneration Report gives details of the remuneration paid to the Directors during the year ended December 31, 2019. The vote on the Directors’ Remuneration Report is advisory in nature in that payments made or promised to Directors will not have to be repaid, reduced or withheld in the event that Resolution 2 is not passed.

Resolution Nos. 3 – 8: Re-election of Directors

Under the Company’s Articles of Association, there are three classes of Board members (Class A, Class B and Class C) with each class having a specific office term. James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams, Michael Grissinger and Peter Feldschreiber currently serve as Class A directors; Clive Richardson currently serves as a Class B director and Ray Prudo currently serves as a Class C director. Subject to the matters described below, James Hill, M.D., Stuart Ungar, M.D., David Byrne, Donald Williams, Michael Grissinger and Peter Feldschreiber have been nominated by the Board to be re-elected as Class A directors at the Annual General Meeting. Class A directors re-elected at the Annual General Meeting will hold office until the 2021 Annual General Meeting, unless they resign or their seats become vacant due to death, removal, or other cause in accordance with the Articles.

James Hill, M.D., age 74, has served as a member of our board of directors since September 2015. Prior to joining our board of directors, Dr. Hill was a non-executive director and Chairman of Genetix Group Plc from 2001 to 2009, an AIM listed company providing scientists with intelligent solutions for cell imaging and analysis. Previously Dr. Hill was a director and Senior Vice President of Corporate Affairs with SmithKline Beecham, from 1994 to 2001, with global responsibility for Investor Relations, Government Affairs, Communication and was a member of the corporate management team which oversaw corporate strategy. Dr. Hill’s prior experience was in the field of strategic product development working closely with research and development and the global markets. Dr. Hill qualified in medicine at Guys Hospital and became a fellow to The Royal Colleges of Physicians in both London and Edinburgh and was earlier awarded a Hunterian Professorship by The Royal College of Surgeons in England.

Stuart Ungar, M.D., age 76, has served as a member of our board of directors since September 2015. Dr. Ungar is currently a member of our board of directors. After pursuing post-graduate studies in Internal Medicine and research in neuro-pharmacology at The Royal Post-Graduate Medical School, UK, Dr. Ungar was in practice as an Internist at The Princess Grace Hospital, London. Following fifteen years of practice he, jointly with Dr. Raymond Prudo, founded The Doctors Laboratory PLC (TDL), a general pathology laboratory, which provided analytical services to clinicians and pharmaceutical organizations throughout the United Kingdom and abroad. During his tenure as Chairman and Board Director, The Doctors Laboratory PLC grew from a start-up to become one of the largest pathology laboratories in the United Kingdom. It was sold to Sonic Healthcare, a quoted Australian PLC in 2002. Dr. Ungar studied medicine and biochemistry in the University of London at the Royal Free Hospital School of Medicine. As a post-graduate he was admitted to The Royal College of Physicians of the United Kingdom. Dr. Ungar is a Life Fellow of The Royal Society of Medicine and a founder and former Vice-President of The Independent Doctors Federation.

David Byrne, age 60, has served as a member of our board of directors since June 2016. Mr. Byrne is currently Group Chief Executive Officer of Sonic Healthcare UK Group, the United Kingdom’s largest NGO clinical diagnostics organization, a position that he has held since 1997. Mr. Byrne is also the CEO of The Doctors Laboratory which is a subsidiary of Sonic. Mr. Byrne also currently serves as a Main Board Director for CIS Healthcare Limited and served as a Main Board Finance Director for Clinisys Solutions Ltd from 2000 to 2007. He is a UK Chartered Certified Accountant with over 25 years’ experience in corporate finance and developing early stage biotechnology and medical services companies.

Donald Williams, age 61, has served as a member of our board of directors since June 2016. Mr. Williams is a 35-year veteran of the public accounting industry who retired in 2014. Mr. Williams spent 18 years as a partner at Ernst & Young and the last seven years as a partner at Grant Thornton. Mr. Williams’ career focused on private and public companies in the technology and life sciences sectors. During the last seven years at Grant Thornton, he served as the National Leader of Grant Thornton’s Life Sciences Practice and the Managing Partner of the San Diego Office. He was the lead partner for both Ernst & Young and Grant Thornton on multiple initial public offerings; secondary offerings; private and public debt financings; as well as numerous mergers and acquisitions. Mr. Williams serves as a director of Alphatec Holdings, Inc., Impedimed Limited and Leading Biosciences, Inc. Mr. Williams served on the board of directors and is past President and Chairman of the San Diego Venture Group and has served on the board of directors of various charitable organizations in the communities in which he has lived. Mr. Williams is a graduate of Southern Illinois University with a B.S. degree.

Michael Grissinger, age 66, has served as a member of our board of directors since January 2018. Mr. Grissinger spent 22 years at Johnson & Johnson, retiring in 2018. During his Johnson and Johnson tenure, Mr. Grissinger served in a variety of senior-level management roles including Vice President- Corporate Development, Vice President- Worldwide Business Development & Licensing, as well as Vice President and Head- Mergers & Acquisitions for the pharmaceuticals group. Prior to Johnson & Johnson, Mr. Grissinger spent 12 years at Ciba-Geigy in finance, marketing, and business development roles. In addition to Akari, Mr. Grissinger also serves as a member of the board of directors of resTORbio and Atrin Pharmaceuticals. Mr. Grissinger holds a B. Sc. in Chemistry from Juniata College and an MBA from Temple University- Fox School of Business.

Dr. Peter Feldschreiber, age 76, has served as a member of our board of directors since January 2018. Dr. Feldschreiber is dual qualified as a physician and barrister with extensive experience both in the pharmaceutical industry and healthcare law. Since 2004, Dr. Feldschreiber has been a member of 4 New Square chambers in Lincoln’s Inn. He has over 20 years’ experience in the pharmaceutical industry including 10 years’ as European Medical Director at Proctor and Gamble Limited and he has held appointments as Senior Medical Assessor and Special Litigation Coordinator to the Commission on Human Medicines, a U.K. government advisory body, as well as the Committee on Safety of Devices, Medicines, and Healthcare Products Regulatory Agency, part of the U.K. government’s Department of Health. Dr. Feldschreiber is General Editor of the Law and Regulation of Medicines (Oxford University Press) and Consultant Editor for the section on Medicinal Products and Drugs in the Fifth Edition of Halsbury’s Laws of England. Dr. Feldschreiber holds a B.Sc. MB.BS from Kings College Hospital Medical School, University of London, is a Fellow of the Faculty of Pharmaceutical Medicine Royal College of Physicians and holds an LLB Hons. from Thames Valley University.

Resolution No. 9 Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed BDO USA LLP to serve as our independent registered public accounting firm for the year ending December 31, 2020. The Audit Committee and the Board are requesting, as a matter of policy, that shareholders ratify the selection of BDO USA LLP. The Audit Committee and the Board are not required to take any action as a result of the outcome of the vote on this proposal. Even if the appointment is ratified, the Board may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders. If the appointment is not ratified, the Board will consider its options.

Resolution Nos. 10 and 11: Re-Appointment of Statutory Auditor and Authority to Fix Remuneration of Statutory Auditor

At every general meeting at which accounts are presented to shareholders, Akari is required to appoint statutory auditors to serve from the end of the meeting until the conclusion of the next general meeting at which accounts are laid before Akari shareholders. Haysmacintyre has indicated that it is willing to continue as Akari’s statutory auditor to hold office during this period. You are asked to approve their re-appointment and authorize the Audit Committee to determine their remuneration.

Resolution No. 12: Directors’ Remuneration Policy

The Directors’ Remuneration Policy was last approved by shareholders at the 2017 annual general meeting and applied for a three-year period ending on the date of this meeting. The Board, on the recommendation of the compensation committee, have therefore approved a revised Directors’ Remuneration Policy, the full text of which is contained within the Statutory Accounts which can be found on the Company’s website (http://investor.akaritx.com/). The Board considers that appropriate remuneration plays a vital part in helping to achieve the Company’s overall objectives. The Directors’ Remuneration Policy gives details of the principles on which the remuneration payable to the Directors will be determined for the next three years. If the resolution is not approved, the Directors’ Remuneration Policy approved in 2017 will continue to apply until a revised policy is approved by shareholders at a general meeting.

Resolution No. 13: Authority to amend the Company’s 2014 Equity Incentive Plan

The Board is seeking approval of the shareholders to an increase in the number of shares available for the grant of awards to 344,747,462 ordinary shares under the Company’s 2014 Plan. We believe that the increase in the number of shares available for issuance under our 2014 Plan is essential to permit our management to continue to provide long-term, equity-based incentives to present and future key employees, consultants and directors. Accordingly, our Board believes approval of the amendment to increase the aggregate number of shares available for issuance under the 2014 Plan is in our best interests and those of its shareholders.

On June 19, 2014, our board of directors approved the 2014 Plan. The shareholders approved the 2014 Plan on June 19, 2014. The 2014 Plan was most recently amended by our shareholders on September 19, 2018. The purpose of the 2014 Plan is to enable us to continue to attract and retain professional personnel for the purposes of executing our clinical development plan. The 2014 Plan is administered by our Board and grants are made pursuant thereto by the compensation committee. The aggregate number of ordinary shares that may be issued upon exercise of options under the 2014 Plan is currently: (i) 183,083,207 ordinary shares and (ii) any ordinary shares (up to 480,000) that are represented by awards granted under the Company’s 2007 Stock Option Plan that are forfeited, expire or are cancelled without delivery of ordinary shares or which result in the forfeiture of ordinary shares back to the Company on or after June 19, 2014, or the equivalent of such number of ordinary shares after the administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with the 2014 Plan. Options may be granted at any time. As of May 15, 2020, options to purchase 94,349,035 of our ordinary shares were outstanding under the 2014 Plan. Unless sooner terminated, the Plan will expire on April 30, 2024.

Resolution No. 14 — Adoption of New Articles

In the light of current restrictions on physical attendance at general meetings of the Company, the Board considers it advisable to update the provisions of the Company’s articles of association in order to facilitate the holding of ‘virtual’ or ‘hybrid’ (part physical, part virtual) general meetings, to the extent permitted by law, in future. The New Articles contain appropriate provisions to allow this.

In addition, the Articles currently provide that any notice that Akari sends to a shareholder by first-class post is deemed served on the fifth business day after it is posted. The Board considers that this period restricts the Company’s ability to act fast unnecessarily, particularly given the speed of modern communications and the availability of documents electronically. The New Articles therefore reduce the period after which posted notices are deemed served to 48 hours. The Board believes that this is consistent with the approach of other companies in a similar position, as well as English company law, and that it is in the Company’s best interests since it strikes a fair balance between enabling the Company to act quickly and efficiently and ensuring that shareholders receive adequate notice.

At the same time, the Company will take the opportunity to make a number of other minor changes to the terms of its articles in order to clarify them and update them to reflect changes in law and practice. The full text of the New Articles can be found on the Company’s website (http://investor.akaritx.com/). Resolution 14 proposes that the New Articles be adopted with immediate effect.

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY FORM.